Exhibit 99.1

Publication of the Holdings and Transfers Commission approval of the merger between Gaz de France and Suez

Paris, 17 july, 2008 – The approval by the Holdings and Transfers Commission of the financial terms of the transaction, the procedure followed and the selection of the acquiring company has been published in the French Official Journal of 17 July, 2008.

This approval has been given within the procedure for the transfer to the private sector of the majority of the share capital of Gaz de France, through the merger whose terms will be defined by decree. It is available and may be downloaded from the Company’s website www.gazdefrance.com, under the heading of “Finance” – “Regulatory Information” – “Gaz de France Suez merger plan”.

The Combined Ordinary and Extraordinary Shareholders’ Meetings of SUEZ and Gaz de France met on July 16, 2008 and approved the terms of the merger project.

Group profile:

Gaz de France Group is a major energy player in Europe. As the leading natural gas distributor in Europe, Gaz de France employs almost 50,000 employees and generated €27 billion in sales in 2007. The Group holds a portfolio of some 14 million clients, approximately 11 million of which are in France. Listed on the Paris Stock Exchange, Gaz de France is also part of the CAC 40 and Dow Jones Stoxx 600 indices.

Press contact:	Investor relations contact:

Jérôme Chambin Tel.: +33 1 47 54 24 35 E-mail: jerome.chambin@gazdefrance.com	Brigitte Roeser Herlin Tel: +33 1 47 54 77 25 E-mail: GDF-IR-TEAM@gazdefrance.com

SERVICE DE PRESSE 23, RUE PHILIBERT DELORME - 75840 PARIS CEDEX 17